EXHIBIT 99.1

HEXO to speak at MJBizCon 2021

OTTAWA, Oct. 14, 2021 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NASDAQ: HEXO) today announced that Sebastien St-Louis, Chief Executive Officer, will speak on the MJBizCon “Predator or Prey? Navigating Canada’s Red Hot Cannabis M&A Sector” panel today at 3 p.m. PT. The panel can be viewed both live and on-demand through the MJBizCon website.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Namaste Original Stash, 48North, Trail Mix, Bake Sale, REUP and Latitude brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint-venture with Molson Coors. With the completion of HEXO’s recent acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit www.hexocorp.com.

Investor Relations:
invest@HEXO.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com